As filed with the Securities and Exchange Commission on February 7, 2011

Registration Statement No. 333-149807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MARSHALL EDWARDS, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	51-0407811
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11975 El Camino Real, Suite 101

San Diego, California 92130

(858) 792-6300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company

The Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code of agent for service)

with copies to:

Daniel P. Gold, PhD President & Chief Executive Officer Marshall Edwards, Inc. 11975 El Camino Real, Suite 101 San Diego, California (858) 792-6300	Steven A. Navarro, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 is being filed solely for the purposes of filing an updated Exhibit 23.1 to the Registration Statement on Form S-3 (Registration Statement No. 333-149807), and will become effective upon filing pursuant to Rule 462(d) under the Securities Act of 1933. This Amendment No. 1 does not reflect events occurring after the original filing date of the Registration Statement on Form S-3, or modify or update the disclosures therein in any way other than as required to reflect the amendment described above. Accordingly, no changes are made to the prospectus constituting Part I of the Registration Statement on Form S-3 or to Items 14, 15 and 17 of Part II thereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by the registrant in connection with the sale of the common stock covered by this prospectus other than any sales commissions or discounts, which expenses will be paid by the selling stockholders. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,947.50
Printing and engraving fees	50,000.00
Legal fees	100,000.00
Accounting fees	25,000.00
Miscellaneous	20,000.00

Total	$197,947.50

Item 15.	Indemnification of Directors and Officers

Our Restated Certificate of Incorporation provides that we will indemnify our directors and officers to the full extent permitted by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that the extent to which a corporation may indemnify its directors and officers depends on the nature of the action giving rise to the indemnification right. In actions not on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. In actions on behalf of the corporation, directors and officers may be indemnified for acts taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except for acts as to which the director or officer is adjudged liable to the corporation, unless the relevant court determines that indemnification is appropriate despite such liability. Section 145 of the DGCL also permits a corporation to (i) reimburse present or former directors or officers for their defense expenses to the extent they are successful on the merits or otherwise and (ii) advance defense expenses upon receipt of an undertaking to repay the corporation if it is determined that payment of such expenses is unwarranted.

To supplement the general indemnification right contained in our Restated Certificate of Incorporation, our Amended and Restated By-Laws provide for the specific indemnification rights permitted by Section 145 (as described above). Our Amended and Restated By-Laws also permit us to purchase Directors & Officers insurance, but no director or officer has a right to require this.

In addition to the indemnification rights described above, our Certificate of Incorporation eliminates any monetary liability of directors to us or our stockholders for breaches of fiduciary duty except for (i) breaches of the duty of loyalty, (ii) acts or omissions in bad faith, (iii) improper dividends or share redemptions and (iv) transactions from which the director derives an improper personal benefit.

Item 16.	Exhibits

See the Exhibit Index following signature page.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b)) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registration is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on this 7th day of February, 2011.

MARSHALL EDWARDS, INC.

By:	/s/ Daniel P. Gold
Name: Title:	Daniel P. Gold Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel P. Gold and Thomas M. Zech, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 7, 2011.

Signature	Title

/s/ Daniel P. Gold Daniel P. Gold	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Thomas M. Zech Thomas M. Zech	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Bryan R.G. Williams Bryan R.G. Williams	Chairman of Board of Directors

/s/ Philip A. Johnston Philip A. Johnston	Director

/s/ Christine A. White Christine A. White	Director

/s/ Leah R. Cann Leah R. Cann	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement**

3.1	Certificate of Designation of Preferred Stock**

4.1	Specimen Common Stock Certificate**

4.2	Specimen Preferred Stock Certificate**

4.3	Specimen Warrant Certificate**

4.4	Form of Warrant**

4.5	Form of Warrant Agreement**

5.1	Opinion of Morgan Lewis & Bockius LLP *

12.1	Statement re Computation of Ratios*

23.1	Consent of BDO Audit (NSW - VIC) Pty Ltd

23.2	Consent of Morgan Lewis & Bockius LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)

*	Previously filed.
**	To be filed by amendment.